Exhibit 99.2
                                  ------------


News Release

FOR IMMEDIATE RELEASE:  March 11, 2004

CONTACT: John T. Day, President/CEO
                  Dennis P. Gauger, CFO
                  Nevada Chemicals, Inc.
                  801-984-0228


                  Nevada Chemicals, Inc. Announces 2003 Results

SALT LAKE CITY: UTAH - John T. Day, President and Chief Executive Officer of Nevada Chemicals, Inc. (NASDAQ/NMS:NCEM), today announced that for the year ended December 31, 2003, the Company had net income of $1,705,000 or $0.24 per share compared to a net income in 2002 of $2,128,000 or $0.29 per share.

Net income from 2002 to 2003 decreased 20% due primarily to the gain on the sale of assets in 2002. In 2002 the Company sold the assets of its joint venture in Ghana and the Company-owned office building for a total gain before tax of $680,000, or approximately $440,000 after tax. The remaining business activities for 2003 of the Company include a management contract and a 50% ownership in Cyanco through a wholly owned subsidiary, Winnemucca Chemicals. Although the margins, and hence, the income contribution from Cyanco decreased in 2003, the general and administrative expenses of Nevada Chemicals decreased, resulting in essentially the same net income for Nevada Chemicals in 2003 as was obtained in 2002 on the Company's continuing business.

During 2003, Nevada Chemicals, Inc. announced three quarterly dividends of $0.05 per share for a total paid to shareholders of record of $1,020,000. The dividend for the 4th quarter was paid in January 2004. At December 31, 2003, the balance sheet was strong with no long term debt and with cash and cash equivalents and short-term investments totaling greater than $1.00 per share.

Day said that he is very encouraged by the recent increase in the price of gold during 2003 and he is hopeful that higher gold prices will soon translate into greater mining activity and greater usage of sodium cyanide by the customers of Cyanco. Day said "However, the recent volatility of key raw materials, in particular those related to energy, including natural gas, ammonia, caustic soda, and electricity affected the profitability of Cyanco. Similar volatility in 2001 resulted in lower operating margins for Cyanco."

The Board of Directors of Nevada Chemicals, Inc. has fixed the close of business on Friday, March 12, 2004 as the record date for the purpose of determining shareholders entitled to receive Notice of its Annual Meeting of Shareholders. The Annual General Meeting of Shareholders of Nevada Chemicals, Inc. will be held on Thursday, April 22, 2004 at the Hampton Inn in Sandy, Utah, 10690 South Holiday Park Drive, at 2:00 p.m. local time.

Nevada Chemicals, Inc., through its 50% ownership in Cyanco, a chemical producer of sodium cyanide located in Winnemucca, Nevada, is the premier producer of strategic chemicals for the gold mining industry of the United States.

                             NEVADA CHEMICALS, INC.
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                             AND BALANCE SHEET DATA

                                                 Years Ended December 31,
                                                2003                 2002
--------------------------------------------------------------------------------
Revenues and Equity in Earnings               $2,960,000          $3,912,000

Net Income                                    $1,705,000          $2,128,000

Net Income per Common Share, Assuming
Dilution                                           $0.24               $0.29

Total Assets                                 $25,264,000         $24,692,000
Long Term Debt                               $    ----           $    ----
Stockholders' Equity                         $21,897,000         $22,011,000

Weighted Average Common
   Shares Outstanding - Fully
   Diluted                                     7,016,000           7,327,000

Actual Common Shares
   Outstanding at Year End                     6,807,919           7,059,143





Note: The foregoing contains "forward-looking" statements that are pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. Editors and investors are cautioned that forward-looking statements involve risks and uncertainties that may affect the Company's business prospects and performance. These include, but are not limited to, economic, competitive, governmental, technological and other factors discussed in the Company's reports to shareholders and periodic filings with the Securities and Exchange Commission.

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